UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 30, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE BOARD MEETING

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association and the rules for the meeting of board of directors (《董 事會議事規則》) of China Eastern Airlines Corporation Limited (hereinafter referred to as the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the 2014 fifth regular meeting (the “Meeting”) of the board of directors (the “Board”) of the Company was held on 29 October 2014 by way of correspondence.

Mr. Liu Shaoyong, the Chairman of the Company, Mr. Ma Xulun, the Vice Chairman, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing, the directors of the Company (the “Directors”); and Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Li Ruoshan and Mr. Ma Weihua, the independent non-executive Directors were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

All of the Directors of the Company unanimously passed the following resolutions:

1. Considered and approved the resolution on the adoption of the new PRC accounting standards.

(1)	It was agreed that the Company early adopt six accounting standards, namely Accounting Standards for Business Enterprises No. 39 – Fair Value Measurement, Accounting Standards for Business Enterprises No. 40 – Joint Arrangements, Accounting Standards for Business Enterprises No. 30 – Presentation of Financial Statements, Accounting Standards for Business Enterprises No. 9 – Employee Remunerations, Accounting Standards for Business Enterprises No. 33 – Consolidated Financial Statements and Accounting Standards for Business Enterprises No. 2 – Long-term Equity Investment when preparing for the 2013 financial statements and would make retrospective adjustments to the relevant financial data as required;

(2)	It was agreed that the Company adopt two new accounting standards, namely Accounting Standards for Business Enterprises No. 41 – Disclosure of Interests in Other Entities and Accounting Standards for Business Enterprises No. 37 – Presentation of Financial Instruments, and would make retrospective adjustments to the relevant financial data as required (if necessary).

2. Considered and approved the 2014 third quarterly financial report of the Company.

3. Considered and approved the resolution on the transfer of the exclusive right to operate the “Aerial Internet Platform” by the Company to 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd) (“CES Media”).

(1)	It was agreed that the Company transfer the exclusive right to operate the “Aerial Internet Platform” to CES Media and enters into the “CEA Aerial Internet Platform Cooperation Agreement”; the scope as referred to in the agreement will include the establishment of the “Aerial Internet Platform” to be operated on A330, B767 and B777 wide body jet-liners of the Company and its branches or subsidiaries, at the consideration of not more than RMB694.87 million, which, in particular, is calculated based on the Company’s actual investment in the establishment of the “Aerial Internet Platform” and the parties would settle annually according to the actual amount incurred during the year, for a term of 16 years from 1 January 2015 to 31 December 2030; and (2) the president of the Company be authorized to take charge of the detailed implementation.

Upon the entering into of the cooperation agreement, the Company will make further disclosure pursuant to the listing rules of the places in which it is listed.

4. Considered and approved the resolution on the establishment of an e-commerce company.

It was agreed that the Company establish a wholly-owned subsidiary, 東方航空電子商 務有限公司 (China Eastern Airlines E-Commerce Co., Ltd.) (tentative name), with a registered capital of RMB50 million by way of cash contributions and the president of the Company is authorized to take charge of the detailed implementation.

5. Considered and approved the 2014 third quarterly report of the Company.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

29 October 2014